EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent Company	Subsidiary Company	Jurisdiction of Incorporation
Portec Rail Products, Inc.	Salient Systems, Inc.	United States

Portec Rail Products, Inc.	3094497 Nova Scotia Company	Canada

3094497 Nova Scotia Company	Portec, Rail Products Ltd.	Canada

Portec, Rail Products Ltd.	Kelsan Technologies Corp.	Canada

Kelsan Technologies Corp.	Kelsan Technologies (USA), LLC	United States

Kelsan Technologies Corp.	Kelsan Technologies (Europe) Limited	United Kingdom

Kelsan Technologies Corp.	Kelsan Holding Inc	United States

Kelsan Technologies Corp.	JAM Enterprises Inc.	United States

Portec Rail Products, Inc.	Portec Rail Products (UK) Ltd.	United Kingdom

Portec Rail Products (UK) Ltd.	Torvale Fisher 2000 Ltd.	United Kingdom

Portec Rail Products (UK) Ltd.	Torvale Fisher Ltd.	United Kingdom

Portec Rail Products (UK) Ltd.	Whitehough Engineering Ltd.	United Kingdom

Portec Rail Products (UK) Ltd.	Conveyors International Ltd.	United Kingdom